VIA EDGAR

June 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Haymaker Acquisition Corp. 4
Draft Registration Statement on Form S-1
Submitted May 8, 2023
CIK No. 0001970509

Dear Mr. Holt:

Haymaker Acquisition Corp. 4 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 2, 2023, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 8, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted May 8, 2023

Cover Page

1.	Please revise to clarify the nature of the Potential Extension Redemption feature, including the rights of public shareholders, and to clearly distinguish redemptions pursuant to the Potential Extension Redemption feature from redemptions in other contexts. For example, revise to clarify, if true, that redemptions pursuant to the Potential Extension Redemption feature are mandatory. In this regard, we note your disclosure that you may redeem up to 10,000,000 Class A ordinary shares sold as part of the units in this offering, which suggests that redemptions are at the company's election. However, we also note your disclosure that "public shareholders . . . may not be offered the opportunity to redeem their shares in connection with any such extension," which suggests that redemptions pursuant to the Potential Extension Redemption feature may be at the public shareholders' election and are voluntary. Please also revise, as appropriate, similar disclosure on pages 20, 98, and 134. Additionally, please file as an exhibit the stock redemption agreement associated with the Potential Extension Redemption feature.

We have revised the disclosure here and throughout the prospectus to indicate that redemptions pursuant to the Potential Extension Redemption feature are mandatory for our public shareholders once the Company decides to proceed with the Potential Extension Redemption. We further respectfully inform the Staff that while there is no separate agreement associated with the Potential Extension Redemption feature, provisions relating to it will be included in both the Company’s amended and restated memorandum and articles of association and investment management trust agreement, both of which will be filed as exhibits to a subsequent amendment of the Registration Statement.

2.	We note your disclosure that shareholders will be entitled to "vote or redeem their shares in connection with a general meeting held to approve an initial business combination or in a tender offer undertaken in connection with an initial business combination if we propose such an initial business combination during any extension period." Please revise to clarify, if true, that shareholders will be offered the opportunity to vote and redeem their shares in connection with such meeting, or that they will be able to redeem without a shareholder vote by means of a tender offer.

We have revised and conformed the disclosure throughout the prospectus to indicate that “our shareholders will be entitled to redeem all or a portion of their public shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer if we propose such an initial business combination during any extension period.”

Founder shares, page 13

3.	Please revise to clarify several references here and throughout the prospectus to a "Potential Redemption Extension." You appear to have intended to refer instead to the Potential Extension Redemption.

We have revised and conformed the requested disclosure throughout the prospectus in response to the Staff’s comment.

Founder shares conversion and anti-dilution rights, page 15

4.	Please revise to disclose whether or not the number of founder shares will be reduced, or will convert at less than 1 to 1, as a result of any Potential Extension Redemption in order to limit the interest of the holders of founder shares to 20%. If not, please describe the additional dilutive effect of any Potential Extension Redemption on public shareholders here and in an appropriately captioned risk factor.

We have revised and conformed disclosure throughout the prospectus to indicate that no founder shares will be forfeited in response to a Potential Extension Redemption, and have added the requested risk factor on page 71 of the prospectus.

Ability to extend time to complete initial business combination .. . . , page 19

5.	Please revise to clarify whether the sponsor's deposit of $0.10 per outstanding public share after a Potential Extension Redemption is in addition to the sponsor's deposit of $2,000,000 that is required to initiate each extension period. Please also reconcile the statement in the last paragraph on page 20 that "[o]ur sponsor is not obligated to fund the trust account to extend the completion window" with the disclosure regarding the $2,000,000 deposit on page 19. Finally, please clarify whether either or both of the $2,000,000 extension deposit and the $0.10 per share redemption deposit will be made in exchange for the non-interest bearing, unsecured promissory note referenced on page 20. Revise any similar disclosures and inconsistencies throughout the prospectus.

In response to the Staff’s comment, we have revised, clarified and conformed the requested disclosure throughout the prospectus to disclose the variable size of the extension deposit, which may decrease in aggregate size due to the Potential Extension Redemption, but will always remain at $0.10 per public share outstanding.

Payments to insiders, page 29

6. Please revise to reconcile your disclosure regarding payments to insiders. As a nonexclusive example only, we note your statement on page 29 that "[t]here will be no restrictions on payments made to insiders." However, you also state on page 123 the following: "Other than these payments and reimbursements [payments for office space and secretarial and administrative services, and reimbursements for out-of-pocketeexpenses], no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination."

We have revised and conformed the requested disclosure throughout the prospectus in response to the Staff’s comment.

Conflicts of Interest, page 126

7. Please revise the information in the table on page 127 and in the disclosure on page 6 and elsewhere to clarify which two executive officers currently serve in officer and/or director capacities at Tastemaker Acquisition and at Coliseum Acquisition. Please also identify the "two other blank check companies searching for target" for whom your Chief Financial Officer serves as an advisor.

We have revised the requested disclosure throughout the prospectus in response to the Staff’s comment.

Officer serves as an advisor.

Ordinary Shares, page 137

8. Please describe the mandatory redemption provisions applicable to the Ordinary Shares in the event the company decides to effect a Potential Extension Redemption.

We have revised the requested disclosure in response to the Staff’s comment.

*           *           *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steven Heyer
Steven Heyer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP